Exhibit 99.1

October 31, 2016

Catalyst Paper Announces Execution of a Support Agreement with Principal Noteholders for Recapitalization

Richmond, (BC) – Catalyst Paper Corporation (TSX: CYT) ("Catalyst" or the "Company") today announced that it has entered into a support agreement (the "Recapitalization Support Agreement") with securityholders representing about 70% of the Company's outstanding common shares (the "Common Shares") and 87% of its 11% PIK Toggle Senior Secured Notes (the "Notes") in respect of the previously announced alternative recapitalization plan.

Key components of the alternative recapitalization plan contemplated in the Recapitalization Support Agreement include:

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the conversion of the Notes, including accrued and unpaid interest until November 1, 2016, into (i) a term loan in the principal amount of US$135 million with a maturity 5 years from the issuance date, and 12% interest to be paid-in-kind during year one, with the possibility thereafter of partial payment-in-kind at the Company's option, and (ii) common shares of the Company representing 95% of the outstanding number thereof after giving effect to such conversion; and

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the conversion to equity of the interest that is scheduled to be paid on the Notes on November 1, 2016, and the deferral of any payment of interest accruing subsequent to November 1, 2016 on the Notes until the implementation of the alternative recapitalization plan at which time such accrued interest will be added to the principal amount of the term loan.

The completion of the alternative recapitalization plan is subject to certain conditions including the maturity extension of the existing credit facilities of Catalyst, and securityholder, regulatory, TSX and court approvals. There can be no assurance that these will be satisfied, or that this or any other proposed transaction or plan will be approved or consummated, and if so on what additional or amended terms to those described herein. Discussions are ongoing to seek the support of the alternative recapitalization plan by additional securityholders representing approximately 10% of the outstanding Common Shares.

The implementation of the alternative recapitalization plan would not affect any of Catalyst's contractual relationships with its trade vendors or any amounts owing to them. Catalyst intends to continue to operate its business and satisfy its obligations to its service providers, suppliers, contractors and employees in the ordinary course of business as it pursues the alternative recapitalization plan.

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“The agreement with our principal noteholders confirms the support for a transaction that will improve the financial position of Catalyst,” said Joe Nemeth, President & Chief Executive Officer of Catalyst.

The parties to the Recapitalization Support Agreement have also agreed to cooperate in structuring and negotiating an additional component of the alternative recapitalization plan under which Common Shares not held by the securityholder parties thereto would be exchanged for cash consideration, subject to certain conditions, including so as to permit the Company to cease to be a reporting issuer under applicable securities laws. The completion of any such additional component would not be a condition to the implementation of the alternative recapitalization plan. There can be no assurance that such a transaction will be proposed and if so at what price.

Catalyst is open to reaching agreement with a purchaser such as Kejriwal Group International ("KGI") who can contribute funds to enhance the continuing operations of Catalyst, or to restructure its capital in order to be able to move forward with its business with enhanced liquidity. Catalyst and KGI did not enter into definitive documentation in connection with the KGI acquisition proposal by the outside date contemplated in the previously disclosed support agreement among KGI and certain Company securityholders. As a result, that agreement may be terminated, although no such action has yet been taken, and discussions are continuing regarding the KGI acquisition proposal. If agreement is reached with KGI in respect of an acquisition, Catalyst may submit it concurrently with the alternative recapitalization plan to its securityholders.

Catalyst will work to finalize all necessary documentation and steps, including a plan of arrangement and related proceedings under the Canada Business Corporations Act. Additional disclosure will be provided in the management information circular that will be prepared and delivered to securityholders in connection with special meetings thereof to be called. The Company will issue a further press release when the record and meeting dates for such special meetings have been determined.

None of the securities anticipated to be issued pursuant to the plan of arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in connection with the plan of arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act or other available exemptions, as well as applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Catalyst Paper
Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers, and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

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Forward-Looking Statements
Certain statements in this news release, including, without limitation, the statements describing a proposed transaction with KGI involving the securities of Catalyst, the alternative recapitalization plan and the timeline for such transactions and their impact on the Company are forward-looking statements within the meaning of Canadian and United States securities laws.

These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including (i) that the terms relating to the potential transaction with KGI are subject to the execution of definitive agreements, and the alternative recapitalization plan and the potential transaction with KGI are subject to the agreements and consents of third party lenders and other stakeholders, court and regulatory approvals and other material conditions, (ii) the results of negotiations, including among Catalyst and securityholders, relating to potential transactions and the actual terms thereof, (iii) the failure to complete a definitive transaction or to satisfy any court or regulatory requirement, closing condition or consent that may be required in connection with any potential transaction, and (iv) other factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:
Len Posyniak
Senior Vice President, Human Resources & Corporate Services
604-247-4013